Exhibit 99.8

CONSENT OF M. HESTER

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated August 2004 entitled “Chapada Copper-Gold Project, Goias State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” (the “Chapada Report”);

2.               The technical report dated November 2004 entitled “Sao Francisco Technical Report for an Open Pit Gravity Concentration and Heap Leach Project in Brazil” (the “Sao Francisco Report”);

3.               The technical report dated June 2005 entitled “Sao Vicente Gold Project, Mato Grasso State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” (the “Mato Grasso Project”); and

4.               The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the Chapada Report, the Sao Francisco Report and the Mato Grasso Report and the properties described therein.

March 20, 2007

/s/ M. Hester
M. Hester